Exhibit 21.1

Subsidiaries of the Company

	Company	Place of Incorporation	Percentage held
	-----------------	---------------------------	---------------------

1	Clixster Mobile Sdn. Bhd.	Malaysia	63.2%

2	Qultec Sdn. Bhd.	Malaysia	100%

3	ATC Marketing Ltd	Hong Kong	50%